                              PECO Energy Company
                        Execution - Excellence - Exelon


                            Corbin A. McNeill, Jr.

                       The DLJ Electric Power Conference
                                 June 12, 2000

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                               Important Notice

The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed merger involving PECO Energy Company and Unicom Corporation. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the PECO Energy Company or Unicom Corporation stockholders to approve the merger; the risk that the PECO Energy Company and Unicom Corporation businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting PECO Energy Company's and Unicom's business generally. More detailed information about those factors is set forth in the joint proxy statement/prospectus regarding the proposed merger. PECO Energy Company and Unicom Corporation are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by PECO Energy Company and Unicom Corporation. Investors and security holders may obtain a free copy of the joint statement/prospectus and other documents filed by PECO Energy Company and Unicom Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from PECO Energy Company or from Unicom Corporation.

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                                    Agenda

PECO Energy - Execution Excellence

Status of Merger

Business Segments - Emphasis on Execution:

        Generation and Power Marketing

        Energy Delivery

        Enterprises

Wrap-up and Q&A

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                              PECO Energy Company
                              Execution Scorecard

PECO Energy's Strategic Objectives:

   Build competitive generation portfolio
     improve efficiency of existing fleet
     disciplined acquisitions

   Develop profitable ventures portfolio
     telecommunications
     infrastructure services

   Optimize profitability of the distribution business in a competitive environment

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                              PECO Energy Company
                        Generation and Power Marketing

Y-T-D Nuclear Capacity Factor at 94.5%

AmerGen Assets 99.6% Capacity Factor

Power Team's wholesale performance:

   Wholesale volumes are up 10% vs. '99

   Gross margin flat vs. '99

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                              PECO Energy Company
                        Generation and Power Marketing

        AmerGen's Completed Acquisitions (2 GW)
            Clinton
            TMI
        AmerGen Acquisitions in process (3 GW):
            Oyster Creek: 2Q 2000
            Vermont Yankee: - 3Q 2000
            Nine Mile Point: - 3Q Auction
        Other Portfolio Additions - (4 GW)
            Tenaska, Texas - July 2000
            Tenaska, Georgia - 2Q 2001
            Cogentrix, Oklahoma - 1Q 2002
            Peach Bottom, Pennsylvania - 2Q 2000

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                              PECO Energy Company
                              Ventures Portfolio

Exelon Infrastructure Services

    Wave 1&2 acquisitions complete
    Annual revenues of $720 M (run-rate)
    Expect additional acquisitions

Exelon Communications - ahead of plan

    AT&T Wireless - accumulating customers
    PECO Adelphia - expanding the network

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                           PECO Energy Distribution

100% Choice on 1/2/00

$5B (of $5.26B) of stranded costs securitized

82% Customer Rentention as of 5/31/00

Cost controls in line with targets

                               [LOGO OF EXELON]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                           A Compelling Combination

        National power marketing portfolio

        Nation's largest low-cost nuclear fleet

        Multi-regional distribution platform

        Among the largest electric utility customer bases

        Enterprises porfolio with proven value

        Financial scale and resources to execute

        Shareholder-driven management team

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                           This Combination Delivers

                      Enhanced competitive advantage
                      across all three business segments

                      10% average annual EPS growth

                      Immediate earnings accretion

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                             Relentless Execution
                        an update on the last 9 months

        Restructured the merger agreement

        Repurchased $1B of stock

        Reached merger settlement in PA

        Gained approval from FERC and completed DOJ review

        Aggressive integration schedule on track

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                              Approval Milestones

FERC - approval granted without condition

DOJ - review process completed

ICC - merger notice completed; GenCo decision pending

PA PUC - settlement reached; decision pending

Shareholders - vote scheduled June 27, 28

NRC - decision pending; expected June

SEC - decision anticipated September

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Exelon's Business Structure



                              Exelon Corporation
                              ------------------
                                       |
           ---------------------------------------------------------
           |                           |                           |
        Exelon                      Exelon                      Exelon
      Generation                Energy Delivery               Enterprises
      ----------                ---------------               -----------

      Power Team             ComEd Energy Delivery           Infrastructure
                                                                Services

       Nuclear                PECO Energy Delivery           Energy Services
      Operations

       AmerGen               PECO Gas Distribution          Telecommunications

     Fossil/Hydro                                                Energy
      Operations

                                                                 Thermal

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]


                             Foundation for Growth


[Slide contains a bar graph depicting actual earnings before special items for 1998 and 1999 and IBES projected earnings for 2000 for PECO and Unicom and projected earnings growth for Exelon for 2000 (pro forma annualized), 2001, 2002 and 2003. The Exelon graph indicates a 10% growth for 2001 to 2003.


PECO
1998                          $2.66
1999                          $3.17
2000                          $3.60

Unicom
1998                          $2.27
1999                          $2.89
2000                          $3.25

Exelon
2000(pro forma annualized)    $3.70
2001                          $4.20
2002                          $4.60
2003                          $5.10]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]



                               Exelon Generation

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Exelon Generation Strategy

Drive cost leadership through proven fleet management model and economies of scale

Grow asset portfolio through long term supply contracts, acquisitions, and development

Optimize portfolio through balanced
generation mix and geographic presence

[PECO ENERGY LOGO]                                                 [UNICOM LOGO]


Improving Nuclear Fleet Production

 . Shorten refueling outages
 . Improve material condition
 . Implement rigorous operating standards and best-in-class practices . Every 1% increase in fleet capacity factor:

  . 1,225 additional GWh
  . $33M margin increase
  . $0.06 EPS increase


[Slide contains bar graph depicting the Capacity Factors of approximately 87% for 1999, approximately 89% for 2000, approximately 90% for 2001, approximately 91% for 2002 and approximately 92% for 2003.]

[logo of PECO ENERGY]                                           [logo of Unicom]

                         Nuclear Competitive Advantage

 .   Current nuclear all-in cost 2.9c/kWh

 .   Nuclear cost stretch target capitalizes on tangible opportunities

 .   All-in nuclear cost stretch-target remains below forecasted 2.4c/kWh CCGT marginal cost

                                  All-in Cost


[Slide contains a bar graph depicting the Current All-in Cost of 2.9 cents per kWh decreasing to an All-in Cost Target of approximately 2.0 cents per kWh. There are five elements which are depicted to contribute to the decrease to achieve the All-in Cost Target. Asset Write-down of approximately 0.4 cents per kWh, Productivity Improvements of approximately 0.2 cents per kWh, Labor, Materials and Services and Operating and Maintenance Reduction aggregating approximately 0.3 cents per kWh.]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Extracting Additional Value
                          Asset-Based Power Marketing

Geographic diversity of assets

     reduces transmission costs

     improves asset utilization

     enables market expansion

Diversity of generation mix enhances portfolio of higher margin, custom products

Minimize supply costs through coordinated dispatch

Complementary skill sets within marketing organizations

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                           Asset Margin Enhancement

                     Commodity  ==> ==> ==>  Premium Product

                     Price taker  ==> ==> ==>   Price leader

                     Lower Margins  ==> ==>   Higher Margins

                     Sell in blocks ==> ==>  Follow the load

                     Compete on Cost   ==> ==>  Compete with
                                             custom products

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]



                            Exelon Energy Delivery

[LOGO OF PECO ENERGY]                                  [LOGO OF UNICOM]

                        Growing the Delivery Footprint

[The slide contains a graphic image depicting the Continental United States and contains the following data:]


                            Chicago                         Philadelphia

                      Customers:         3.4M
                      Sales:       83,500 GWH
                      Summer Peak:      21 GW            Customers:     1.5M
                                                         Gas Cust:      400K
                                                         Sales:   35,300 GWH
                                                         Summer Peak:    8GW



                     Exelon Energy Delivery
                     ----------------------

                     Customers:         4.9M
                     Gas Cust:          400K
                     Sales:      118,800 GWH
                     Summer Peak:      29 GW

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                        Exelon Energy Delivery Strategy

Achieve top quartile performance

        improve reliability

        enhance customer satisfaction and loyalty

Improve financial performance

        produce strong cash flows

        maintain EPS while amortizing intangible asset

Manage regulatory environment

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]



                              Exelon Enterprises

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Exelon Enterprises Strategy

Leverage Enterprises':

        physical assets

        customer relationships

        competencies: energy, energy services,
        infrastructure management, telecommunications

to take advantage of industry trends:

        outsourcing construction and maintenance

        outsourcing energy risk management

        rapid growth of voice, video and internet

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                               Exelon Businesses
                        Building the Infra-Com Concept




GROWTH                          National Telecom and Infrastructure
THROUGH                                 Services Businesses
ACQUISITION

                        National Infrastructure
                          Services Business


                Regional (Phila)
                     Telecom and
                  Infrastructure
                        Services
                      Businesses


                        MARKET OPPORTUNITIES



[The slide contains a graph depicting the relationship between acquisition of telecom and infrastructure services businesses and market opportunities in these businesses. The graph contains three concentric bands indicating the types of opportunities that become available as the businesses grow: Regional (Philadelphia) Telecom and Infrastructure Services Businesses; National Infrastructure Services Businesses; National Telecom and Infrastructure Services Businesses.]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                                    EXELON
                               will be the most
                                recognized and
                                admired utility
                               services company
                                 in the world.

                               [LOGO OF EXELON]